OTTERBOURG, STEINDLER, HOUSTON & ROSEN, P.C.
                                 230 PARK AVENUE
                             NEW YORK, NY 10169-0075


DONALD N. GELLERT                                     TELEPHONE:  (212) 661-9100
   OF COUNSEL                                         TELECOPIER: (212) 682-6104
DGELLERT@OSHR.COM




                                                February 4, 2005


United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303
Attn:   Christina Chalk, Special Counsel
        Office of Mergers and Acquisitions
        Division of Corporation Finance

             Re:    LaSalle Re Holdings Limited
                    Schedule TO-T/A filed January 21, 2005
                    SEC File No. 5-46709

Dear Sir/Madam:

         On behalf of LaSalle Cover Company, LLC ("LCC") and the other bidders, we are responding to your letter to me dated January 27, 2005. The comments contained in your letter are set forth below in italics followed by our response. All defined terms have the same meaning as in our offer materials.

         1. Refer to comment 4 in our prior comment letter dated January 6, 2005 and your supplemental response. We continue to have concerns about the adequacy of the dissemination of the original Offer to Purchase as well as the Amended and Restated Offer to Purchase. For example, you state that you have relied on ADP to distribute the revised offer materials, which is not a method expressly permitted under Rule 14d-4. The summary advertisement published on January 21, 2005 indicates that you will make a request to the Company for the use of its stockholder lists pursuant to Rule 14d-4. Indicate supplementally when such request was made and when the revised offer materials were mailed to security holders.

         We believe that dissemination by the bidders is adequate and in accordance with Rule 14d-4. Supplementing our letter to you dated January 21, 2005, we advise you of the following actions that have been taken.

         On January 21, 2005, a summary advertisement prepared in accordance with Rule 14d-6 (a copy of which was attached to the Schedule TO-T/A filed on January 21, 2005 (the "Amendment")), appeared in Investor's Business Daily(R). Among other provisions, the advertisement stated that requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials should be

OTTERBOURG, STEINDLER, HOUSTON & ROSEN, P.C.

   Ms. Christina Chalk
   February 4, 2005
   Page 2


         directed to the Information Agent, Georgeson Shareholder
         Communications, Inc., and that copies would be furnished promptly at LCC's expense.

         On January 24, 2005, the Information Agent, in accordance with the procedure that the Information Agent describes as its standard procedure with respect to the dissemination of tender offer materials, forwarded the Amended and Restated Offer to Purchase, dated January 21, 2005, and the related Letter of Transmittal and other tender offer materials to ADP for those brokers and dealers who were reported to have a position in the Shares with CEDE and Co. ("CEDE") and who have contracted with ADP to forward tender offer materials to their clients. At the same time, the Information Agent sent the tender offer materials to all other brokers and dealers who were reported to have a position in the Shares.

         On January 24, 2005, LCC's Bermuda counsel, Conyers, Dill & Pearman, delivered a letter (the "14d-5 Letter"), addressed to the Company and requesting use of a stockholder list and security position listings for purposes of disseminating a tender offer to security holders, to Michael W. Morrison, one of the JPLs of the Company, at KPMG in Bermuda. A copy of the 14d-5 Letter is attached to this letter. On January 24, 2005, in an email to me, Conyers, Dill & Pearman confirmed delivery of the 14d-5 Letter and the tender offer materials. On the same day, we delivered a duplicate copy of the 14d-5 Letter and the tender offer materials by hand to James H. Millar, Esq. of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to the JPLs, at 1285 Avenue of the Americas, New York City and obtained a receipted messenger slip (in accordance with our standard office procedures).

         No response was received to the 14d-5 Letter, and I therefore telephoned Mr. Millar on February 1, 2005. He responded by emailing me a stockholder list containing the names and addresses of 57 record holders in addition to CEDE. According to the list, the 57 record holders own an aggregate of 37,023 Series A Preferred Shares. The Information Agent advised us that on February 3, 2005, it mailed to these 57 record holders, by U.S. Priority Mail, all of the materials that were distributed to the other shareholders in December, 2004 and on January 24, 2005.

         2. With respect to your summary advertisement, we don't understand your statement that the information in the Offer to Purchase is incorporated by reference into the advertisement. Are you attempting to commence by long form publication as permitted by Rule 14d-4(a)(1) through the use of such incorporation by reference? If so, this is not permitted by the Rule. Please advise.

         It is not intended to commence the tender offer by long form publication. The only incorporation by reference in the summary advertisement was of the information required to be disclosed by paragraph (d)(1) of Rule 14d-6. We understand that paragraph (d)(2)(iv)

OTTERBOURG, STEINDLER, HOUSTON & ROSEN, P.C.

   Ms. Christina Chalk
   February 4, 2005
   Page 3


         of Rule 14d-6 mandates such action and, indeed, the summary advertisement was designed to contain the information required by paragraph (d)(2) of Rule 14d-6.

         3. Refer to comment 1 and 2 above. The date of commencement of this Offer, as revised, for purposes of the twenty day minimum offer period specified by Rule 14e-1, will depend on whether you have adequately disseminated these offer materials. Therefore, please be aware that, depending on your responses to these comments and the time remaining in the Offer, additional Offer extensions may be required.

         We believe that, in light of our responses to comments 1 and 2 above, no additional Offer extension is required.

         4. In response to comment 5 in our prior letter, you indicate that since the share record books of the Company are closed, record owners who want to tender must deliver an irrevocable assignment of their right to receive any distributions or proceeds from the Company in the future. You have indicated to me in a telephone conference that the transfer of shares of a Bermuda company that is in liquidation may be prohibited under Bermuda Law. Given this fact, tell us supplementally why and on what basis you believe that your reference to "assignment" versus sale through the revised offer materials is permissible under Bermuda law. In addition, revise the offer materials to explain the consequences of such assignment for shareholders. For example, if a tendering shareholder receives any payments from the Company in the future, whether in the winding up process or otherwise, they would presumably have to forward such payments to you. Clarify this in "plain English." Would the tax consequences of an assignment be different from a sale? Why or why not? Would there be consequences in terms of rights in the bankruptcy proceeding? Please discuss these and any other relevant issues in the disclosure document.

         We don't believe any additional disclosure is appropriate or required in respect of the issues you raise in this comment 4. An assignment from one U.S. person or entity to another would generally be enforceable in the United States between the two parties without regard to Bermuda law. Although it is conceivable that under certain circumstances, the Company may not recognize the assignment, LCC understands that in such event, a tendering shareholder may receive payments from the Company, whether in the winding up process or otherwise, that the tendering shareholder should forward to LCC. If the tendering shareholder does not do so, LCC would have the legal right to resort to court action to enforce the irrevocable assignment. However, since LCC will pay for validly tendered and accepted assignments in accordance with the Offer and does not believe that it will be cost effective to proceed against any tendering shareholder to recover payments that the tendering shareholder has received, LCC does not intend to take any action against any shareholder. We believe that no tendering shareholder will be damaged by any failure to disclose that situation.

OTTERBOURG, STEINDLER, HOUSTON & ROSEN, P.C.

   Ms. Christina Chalk
   February 4, 2005
   Page 4


         Furthermore, Bermuda counsel advises that although Section 166 of the Bermuda Companies Act 1981 provides that any transfer of the Shares or alteration in the status of the members of the Company is void unless an order of the Supreme Court of Bermuda is obtained permitting that transfer or alteration, the section refers to the legal title to the Shares and does not, in the opinion of Bermuda counsel, refer to dispositions of the beneficial interest in the Shares.

         We believe that there will not be any difference in the tax treatment of the sale and the assignment, inasmuch as they both will be taxable transactions for federal income tax purposes, and we so indicate as part of the discussion under "Certain U.S. Federal Income Tax Consequences" at p. 21 of the Offer to Purchase.

         The Company's Certificate of Designation, Preferences and Rights of Series A Preferred Shares provides extremely limited voting rights to holders of the Shares. They have Special Representation Rights, but, as noted in the Offer to Purchase under "Description of Series A Preferred Shares; Dividends; Price Range of the Shares" at p. 17 and under "Background of the Offer" at p. 19, the JPLs have not consented and do not intend to consent to the exercise of the Special Representation Rights. The Shares otherwise have voting rights only in the very limited circumstances where their rights, preferences or voting powers would be affected; we do not believe that any such circumstances will occur. In any event, by the terms of the Letter of Transmittal, which is described in the Offer to Purchase under "Procedures for Accepting the Offer and Tendering Shares - Appointment as Attorney-in-Fact and Proxy" at p.13, a tendering shareholder irrevocably appoints designees of LCC as such shareholder's attorneys in fact and proxies to the full extent of such shareholder's rights.

         5. Refer to comment 10 in our prior comment letter. Under "What is the purpose of the Offer? on page 4 of the revised offer materials, you haven't addressed the potential impact of the share purchases on your ability to purchase LaSalle Re Ltd. in the future. Your revised disclosure simply indicates that the Offer isn't part of your plans to acquire the Company or its subsidiary at this time. However, our comment asked you to discuss the impact of share purchases in this Offer on any such plans in the future. Please revise to address.

         We don't believe that any revision of the Offer to Purchase is required. The bidders do not intend to acquire LaSalle Re Ltd., as they do not want to be in the business of owning or operating an insurance company. Their objective is merely to acquire and hold Series A Preferred Shares of LaSalle Re Holdings Ltd.

         6. Indicate the source of the funds of Costa Brave Partnership II, LP to be used to fund the purchase of shares in the Offer. See Item 1007 of Regulation M-A.

OTTERBOURG, STEINDLER, HOUSTON & ROSEN, P.C.

   Ms. Christina Chalk
   February 4, 2005
   Page 5


         Costa Brava Partnership III, LP has cash on hand that it has previously received as capital contributions from its limited partners, as proceeds from securities sold and/or as dividends or interest paid on securities holdings. It is in the process of transferring the cash requisite to pay the expenses of the tender offer to LCC.

         7. Refer to the disclosure on page 27 under "Exchange Act Registration." You should caveat your statement that the purchase of Shares through the Offer will make it "likely" that the Shares will be held by fewer than 300 shareholders of record, and so will be eligible for deregistration. Obviously, the level of participation in the Offer will determine whether this will be the case, so although the Offer may increase the chances, it is not clear that it is "likely" to reduce the number of record holders below 300. This is particularly true since you appear to be counting Cede and Company as a single record holder for purposes of the Securities Exchange Act of 1934. In fact, institutional custodians such as Cede are not considered single record holders for those purposes. Rather, each of the accounts for which Cede holds securities are considered individual record holders for purposes of the Exchange Act registration requirements. See Q&A 30 in Part M of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (available on our Web site at www.sec.gov). Whether these Shares will or could be deregistered is obviously important information for a shareholder determining whether to tender into this Offer.

         We believe "likely" is the appropriate word and that no change in disclosure is required or appropriate with respect to the matters that you raise in comment 7. We previously anticipated and now know that there are 57 record holders other than CEDE. Furthermore, the Information Agent advises that CEDE holds the Shares as to which it is record holder for approximately 50 accounts. This aggregates a total of approximately 107 holders. We further note that, as indicated in the Offer to Purchase under "Effect of the Offer on the Market for the Shares; Exchange Act Registration - Exchange Act Registration" at p. 22, LCC stated that the JPLs also believed that there were fewer than 299 record owners of the Shares.

         8. Refer to the closing comments in the prior comment letter. Since you have added several bidders in the Offer, provide the supplemental representations as to those individuals and entities as well.

         We are supplementally providing acknowledgement letters executed on behalf of Costa Brava Partnership III, LP, Roark, Rearden & Hamot, LLC and White Bay Capital Management, LLC and by Seth W. Hamot and Andrew
         R. Siegel.

         Please revise your offer materials to comply with the comments above. If you do not agree with a comment, tell us why in a supplemental response letter that you should file via EDGAR as correspondence with your revised proxy

OTTERBOURG, STEINDLER, HOUSTON & ROSEN, P.C.

   Ms. Christina Chalk
   February 4, 2005
   Page 6


statement. The letter should note the location in your amended disclosure document of changes made in response to each comment or otherwise.

         As noted, we believe that there is no need to revise the offer materials and that revision would not be appropriate. If you have any further questions, kindly contact the undersigned. Thank you for your attention to this matter.



                                                Very truly yours,



                                                /s/ DONALD N. GELLERT
                                                --------------------------------
                                                Donald N. Gellert